Prospectus Supplement To Prospectus dated September 28, 2012, as may be amended	Registration Statement No. 333-184193 Dated September 28, 2012; Rule 424(b)(2)

Warrants

We, Deutsche Bank AG, may offer and sell our warrants at one or more times. The specific terms of any warrants that we offer and sell will be included in a term sheet, pricing supplement, underlying supplement and/or product supplement, as the case may be. We refer to such term sheets, pricing supplements, underlying supplements and product supplements generally as pricing supplements.

Investing in the warrants involves risks not associated with an investment in conventional securities. You could lose your entire investment. See “Risk Factors” in this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the warrants or passed upon the accuracy or the adequacy of this prospectus supplement, the accompanying prospectus, or any related pricing supplement. Any representation to the contrary is a criminal offense.

The warrants are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Deutsche Bank Securities Inc. (“DBSI”) and Deutsche Bank Trust Company Americas (“DBTCA”), which are our affiliates, have agreed to use reasonable efforts to solicit offers to purchase these warrants as our selling agents to the extent either or both is named in the applicable pricing supplement. DBSI may also act on a firm commitment basis, but only if so specified in the applicable pricing supplement. Certain other selling agents to be named in the applicable pricing supplement may also be used to solicit such offers on either a reasonable efforts or firm commitment basis. The agents may also purchase these warrants as principal at prices to be agreed upon at the time of sale. The agents may resell any warrants they purchase as principal at prevailing market prices, or at other prices, as the agents determine.

Because DBSI is both our affiliate and a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”), each offering of warrants will be conducted in accordance with the applicable provisions of FINRA Rule 5121. For more information, see the “Plan of Distribution (Conflicts of Interest)” section of this prospectus supplement.

The warrants offered through DBSI will be available only to investors with options-approved brokerage accounts.

The agents may use this prospectus supplement and the accompanying prospectus in connection with offers and sales of the warrants in market-making transactions.

Deutsche Bank AG

The date of this prospectus supplement is September 28, 2012.

RISK FACTORS

For a discussion of risk factors relating to Deutsche Bank AG and its business, see “Risk Factors” in Part I, Item 3 of our most recent annual report on Form 20-F and our current and periodic reports filed with the Securities and Exchange Commission that are incorporated by reference into this prospectus supplement.

In addition, your investment in the warrants entails risks not associated with an investment in conventional securities. You should consider carefully the following discussion of risks, together with the risk information contained in the prospectus and the relevant pricing supplement, before you decide that an investment in the warrants is suitable for you.

The warrants are a risky investment and may expire worthless.

Warrants are highly speculative and highly leveraged and do not guarantee any return of your initial investment. The warrants could expire worthless and you could lose the entire amount of your initial investment.

The warrants are suitable only for investors with options-approved accounts.

You will not be able to purchase the warrants unless you have an options-approved brokerage account. Warrants are not suitable for any investors who cannot sustain a total loss of their investment. You should be prepared to sustain a total loss of the purchase price of your warrants.

Payments on the warrants are subject to Deutsche Bank AG’s creditworthiness.

The warrants are unsecured contractual obligations of Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the warrants depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. An actual or anticipated downgrade in Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking our credit risk will likely have an adverse effect on the value of the warrants. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the warrants, and in the event of Deutsche Bank AG were to default on its payment obligations, you may not receive any amount owed to you under the terms of the warrants and you could lose your entire initial investment.

The warrants will be automatically exercised on the expiration date.

Unless otherwise specified in the relevant pricing supplement, the warrants will be automatically exercised on the expiration date and neither you nor we can exercise the warrants at any time prior to the expiration date. Accordingly, unless you sell the warrants prior to the expiration date, you will not benefit from any change in the value of the warrant property as measured at any point in time prior to the expiration date. Further, unless otherwise specified in the relevant pricing supplement, you will not have a choice as to whether the warrants will be automatically exercised on the expiration date, and you will not have the option to cancel your investment or otherwise seek a return of the purchase price.

Secondary trading may be limited.

Unless otherwise specified in the relevant pricing supplement, the warrants will not be listed on any securities exchange. There may be little or no secondary market for the warrants. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell your warrants when you wish to do so or at a price advantageous to you.

The Bank or its affiliates intend to act as market makers for the warrants but are not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the warrants, the price at which you may be able to trade your warrants is likely to depend on the price, if any, at which we or our affiliates are willing to buy the warrants. If, at any time, we or our affiliates do not act as market makers, it is likely that there would be little or no secondary market for the warrants.

DESCRIPTION OF WARRANTS

The following description of the terms of the warrants supplements the description of the general terms of the warrants set forth under the heading “Description of Warrants” in the accompanying prospectus. A separate pricing supplement will describe the terms that apply specifically to the warrants, including any changes to the terms specified below.

As used in this prospectus supplement, the “Bank,” “we,” “our” or “us” refers to Deutsche Bank AG, including, as the context may require, acting through one of its branches. As context may require, references to “you” or “holders” mean either (a) those who invest in the warrants being offered, whether they are the direct holders or owners of beneficial interests in those warrants or (b) those who own warrants registered in their own names, on the books that we or the warrant agent maintain for this purpose, and not those who own beneficial interests in warrants issued in book-entry form through The Depository Trust Company or another depositary or in warrants registered in street name.

General

We may from time to time offer and sell warrants (the “warrants”) linked to (i) securities issued by the Bank or by an entity affiliated or not affiliated with the Bank, (ii) one or more currencies, (iii) one or more commodities, (iv) one or more interest rates, (v) any other financial, economic or other measures or instruments, including the occurrence or non-occurrence of any events or circumstances or (vi) one or more baskets or indices of the items described in clauses (i), (ii), (iii), (iv), and (v) or any combination of the above (we refer to the property described in clauses (i), (ii), (iii), (iv), (v) and (vi) as the “warrant property”).

The warrants are unsecured contractual obligations of the Bank and will rank pari passu with the Bank’s unsecured contractual obligations and with the Bank’s unsecured and unsubordinated debt, except for obligations required to be preferred by law.

The specific terms of the warrants will be described in the relevant pricing supplement. The terms described in that document supplement those described herein and in the accompanying prospectus. If the terms described in the relevant pricing supplement are inconsistent with those described herein or in the accompanying prospectus, the terms described in the relevant pricing supplement will control. The relevant pricing supplement generally will specify, among other things, the following, to the extent applicable:

•	the money payable or receivable or the specific property purchasable or salable upon exercise of the warrants and the amount thereof (or the method for determining the same);

•	information relating to the warrant property;

•	the price at which the warrants will be issued and, if other than U.S. dollars, the coin or currency or composite currency in which such issue price will be payable;

•

whether the warrants are warrants to purchase (including warrants that may be settled by means of net cash settlement or cashless exercise) (“call warrants”) or warrants to sell (including warrants that may be settled by means of net cash settlement or cashless exercise) (“put warrants”) the warrant property;

•

the price at which and, if other than U.S. dollars, the coin or currency or composite currency with which the warrant property may be purchased or sold upon exercise of the warrants (or the method for determining the same);

•

the period or periods within which, the price or prices at which and the terms and conditions upon which the warrants may be redeemed, in whole or in part, at our option, and the manner in which any election by us to redeem the warrants will be evidenced;

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whether the exercise price for the warrants may be paid in cash or by the exchange of the warrants or any other security or other property, or any combination thereof, and the method of exercise of the warrants;

•	whether the exercise of the warrants is to be settled in cash or by delivery of the warrant property or both, or otherwise;

•

the terms by which (A) in the case of call warrants, all funds in payment for the exercise of warrants will be delivered to the Bank and the Bank will deliver the warrant property or (B) in the case of put warrants, the warrant property shall be delivered to the Bank in exchange for the funds delivered by the Bank;

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the date on which the right to exercise the warrants will commence and the date (the “expiration date”) on which such right shall expire or, if the warrants are not continuously exercisable throughout such period, the specific date or dates on which they will be exercisable;

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whether the warrant certificates evidencing any registered warrants or bearer warrants will be issued in global form (“global warrant certificates”) or definitive form (“definitive warrant certificates”), and whether and on what terms (if different from those set forth herein) warrant certificates in one form may be converted into or exchanged for warrant certificates in the other form;

•

whether the warrants will be issued separately or together as a unit (a “unit”) with one or more other securities of the Bank or any other person and, if the warrants are to be issued as components of units, whether and on what terms the warrants may be separated from the other components of such units prior to the expiration date of such warrants; and

•	any other terms of the warrants.

Significant Provisions of the Warrant Agreement

The warrants will be issued pursuant to a warrant agreement (the “Warrant Agreement”), dated as of November 15, 2007, between us and Deutsche Bank Trust Company Americas, as warrant agent. The following summaries of significant provisions of the Warrant Agreement and the warrants are not intended to be comprehensive, and holders of warrants should review the detailed provisions of the Warrant Agreement for a full description and for other information regarding the warrants. The Warrant Agreement will be available from the warrant agent by contacting its office (the “Warrant Agent’s Office”), which is currently located at the address indicated below under the heading “Warrant Agent,” during the warrant agent’s normal business hours.

Modifications without Consent of Warrantholders. We and the warrant agent may amend the terms of the warrants and the warrant certificates without the consent of the holders to:

•	cure any ambiguity;

•	cure, correct or supplement any defective or inconsistent provision;

•	establish the form or terms of warrant certificates or warrants of any series as permitted by the Warrant Agreement;

•	evidence and provide for the acceptance of appointment and administration of the Warrant Agreement by a successor or additional warrant agent; or

•	amend the terms in any other manner that we may deem necessary or desirable and that will not materially and adversely affect the interests of the affected holders.

Modifications with Consent of Warrantholders. We and the warrant agent, with the consent of the holders of not less than a majority in number of the then-outstanding unexercised warrants affected, may modify or amend the Warrant Agreement. However, we and the warrant agent may not, without the consent of each affected warrantholder:

•	change the exercise price of the warrants;

•

reduce the amount receivable upon exercise, cancellation or expiration of the warrants other than in accordance with the anti-dilution provisions or other similar adjustment provisions included in the terms of the warrants;

•	shorten the period of time during which the warrants may be exercised;

•	materially and adversely affect the rights of the affected holders of the warrants; or

•	reduce the percentage of outstanding warrants the consent of whose owners is required for the modification of the Warrant Agreement.

Merger, Consolidation, Sale or Other Disposition. If at any time there is a merger or consolidation by us or a transfer of substantially all of our assets, the successor or assuming corporation will succeed to and assume all of our obligations under the Warrant Agreement and the warrants. We will then be relieved of any further obligation under the Warrant Agreement and the warrants issued under the Warrant Agreement.

Enforceability of Rights of Warrantholders. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders of warrant certificates or beneficial owners of warrants. Any holder of warrant certificates and any beneficial owner of warrants may, without the consent of any other person, enforce by appropriate legal action, on its own behalf, its right to exercise the warrants evidenced by the warrant certificates in the manner provided for in the warrants or pursuant to the Warrant Agreement. No holder of any warrant certificate or beneficial owner of any warrants will be entitled to any of the rights of a holder of any warrant property that may be purchased upon exercise of the warrants, including, without limitation, the right to receive any payments on such warrant property or to enforce any of the covenants or rights related to such warrant property.

Registration and Transfer of Warrants. Subject to the terms of the Warrant Agreement, warrants in definitive form may be presented for exchange and for registration of transfer, at the Warrant Agent’s Office, or at any other office indicated in the relevant pricing supplement, without service charge. However, the holder will be required to pay any taxes and other governmental charges as described in the Warrant Agreement. The transfer or exchange will be effected only if the warrant agent is satisfied with the documents of title and identity of the person making the request.

Listing

The warrants will not be listed on any securities exchange, unless otherwise specified in the relevant pricing supplement.

Book-Entry Only Issuance—The Depository Trust Company

The Depository Trust Company will act as depositary for the warrants (the “Depositary”). The warrants will be issued only as fully-registered warrants registered in the name of Cede & Co. (the Depositary’s nominee). One or more fully-registered global warrant certificates, representing the aggregate number or notional amount of the warrants, will be issued and will be deposited with the Depositary.

What Is the Depositary? The Depositary is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The Depositary holds securities deposited with it by its direct participants, and it facilitates the settlement of transactions among its direct participants in those securities through electronic computerized book-entry changes in participants’ accounts, eliminating the need for physical movement of securities certificates. The Depositary’s direct participants include both U.S. and non-U.S. securities brokers and dealers, including the agents, banks, trust companies, clearing corporations and other organizations, some of whom and/or their representatives own the Depositary. Access to the Depositary’s book-entry system is also available to others, including both U.S. and non-U.S. brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to the Depositary and its participants are on file with the Securities and Exchange Commission.

Beneficial Ownership Interests and the Depositary’s Book-Entry System. Purchases of the warrants under the Depositary’s system must be made by or through its direct participants, which will receive a credit for the warrants on the Depositary’s records. The ownership interest of each actual purchaser of each warrant (the “beneficial owner”) is in turn to be recorded on the records of direct and indirect participants. Beneficial owners will not receive written confirmation from the Depositary of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owner entered into the transaction. Transfers of ownership interests in the warrants are to be made by entries on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in warrants, except in the event that use of the book-entry system for the warrants is discontinued.

To facilitate subsequent transfers, all warrants deposited with the Depositary are registered in the name of Cede & Co., or such other name as may be requested by the Depositary. The deposit of warrants with the Depositary and their registration in the name of Cede & Co. or such other nominee of the Depositary do not effect any change in beneficial ownership. The Depositary has no knowledge of the actual beneficial owners of the warrants; the Depositary’s records reflect only the identity of the direct participants to whose accounts the warrants are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

Notices and Communications. Conveyance of notices and other communications by the Depositary to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Voting. Neither the Depositary nor Cede & Co. (nor such other nominee of the Depositary) will consent or vote with respect to the warrants unless authorized by a direct participant in accordance with the Depositary’s procedures. Under its usual procedures, the Depositary mails an omnibus proxy to us as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants identified in a listing attached to the omnibus proxy to whose accounts the warrants are credited on the record date.

Payments. Redemption proceeds, distributions, and other payments on the warrants will be made to Cede & Co. or such other nominee as may be requested by the Depositary. The Depositary’s practice is to credit direct participants’ accounts upon the Depositary’s receipt of funds or other property and corresponding detail information from us or any agent of ours, on the date payable in accordance with their respective holdings shown on the Depositary’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices and will be the responsibility of such participant and not of the Depositary or its nominee, the trustee, any agent of ours, or us, subject to any statutory or regulatory requirements that may be in effect from time to time. Payments of redemption proceeds, distributions and other payments to Cede & Co. or such other nominee as may be requested by the Depositary are our responsibility or the responsibility of any paying agent of ours, disbursement of such payments to direct participants will be the responsibility of the Depositary, and disbursement of such payments to the beneficial owners will be the responsibility of direct and indirect participants.

Discontinuance of the Depositary. The Depositary may discontinue providing its services as depositary with respect to the warrants at any time by giving reasonable notice to us or our agent. Under such circumstances, in the event that a successor depositary is not obtained by us within 90 days, security certificates are required to be printed and delivered. See “Forms of Securities—Global Securities” in the prospectus.

We may decide to discontinue use of the system of book-entry transfers through the Depositary or any successor depositary. In that event, security certificates will be printed and delivered. See “Forms of Securities—Global Securities” in the prospectus.

According to the Depositary, the foregoing information relating to the Depositary has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind. The information in this section concerning the Depositary and its book-entry system has been obtained from sources we believe to be reliable, but we take no responsibility for the accuracy thereof. The Depositary may change or discontinue the foregoing procedures at any time.

Warrant Agent

DBTCA or one of its affiliates will act as warrant agent for the warrants. Payment of amounts due on the warrants will be payable and the transfer of the warrants will be registrable at the Warrant Agent’s Office, which is currently located at 60 Wall Street, 27th Floor, Mail Stop: NYC60-2710, New York, NY 10005.

Registration of transfers of the warrants will be effected without charge by or on behalf of DBTCA, but upon payment (with the giving of such indemnity as DBTCA may require) in respect of any tax or other governmental charges that may be imposed in relation to it.

Governing Law

The warrants and the Warrant Agreement will be governed by and interpreted in accordance with the laws of the State of New York, excluding choice of law provisions.

UNITED STATES FEDERAL INCOME TAXATION

The following is a discussion of the material U.S. federal income tax consequences of ownership and disposition of the warrants. It applies to you only if you hold your warrants as capital assets within the meaning of Section 1221 of the Internal Revenue Code (the “Code”). It does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances, including alternative minimum tax and “Medicare contribution tax” consequences, and different consequences that may apply if you are an investor subject to special rules, such as a financial institution, a regulated investment company, a tax-exempt entity (including an “individual retirement account” or a “Roth IRA”), a dealer in securities, a trader in securities who elects to apply a mark-to-market method of tax accounting, an entity classified as a partnership for U.S. federal income tax purposes, or a person holding a warrant as a part of a “straddle.”

We will not attempt to ascertain whether any entity the stock of which constitutes or is included in the relevant warrant property would be treated as a “passive foreign investment company” (a “PFIC”) within the meaning of Section 1297 of the Code or as a “United States real property holding corporation” (a “USRPHC”) within the meaning of Section 897 of the Code. If any such entity were so treated, certain adverse U.S. federal income tax consequences might apply, to a U.S. holder in the case of a PFIC, or to a non-U.S. holder in the case of a USRPHC, upon the taxable disposition (including cash settlement) of the relevant warrant. You should refer to information filed with the Securities and Exchange Commission or an equivalent governmental authority by such entities and consult your tax adviser regarding the possible consequences to you if any such entity is or becomes a PFIC or a USRPHC.

Tax Treatment of the Warrants

We generally expect that the warrants will be treated as options for U.S. federal income tax purposes, with the consequences described below. The following discussion assumes that this treatment is respected and that the warrants are cash-settleable only and are not listed or traded on any securities, options, commodities or other exchange.

Tax Consequences to U.S. Holders

You are a “U.S. holder” if, for U.S. federal income tax purposes, you are a beneficial owner of a warrant and are: (i) a citizen or resident of the United States; (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any State therein or the District of Columbia; or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

You should not recognize taxable income or loss with respect to a warrant prior to its exercise or lapse, other than pursuant to a taxable disposition. Upon the cash settlement, lapse or earlier taxable disposition of a warrant, you will recognize gain or loss equal to the difference between the amount you realize and your tax basis in the warrant. Your tax basis in the warrant should equal the amount you paid to acquire it. Subject to the following discussion, your gain or loss generally should be capital gain or loss and should be long-term capital gain or loss if you have held the warrant for more than one year. The deductibility of capital losses is subject to limitations.

If a warrant is linked solely to a foreign currency or a basket or index of foreign currencies, your gain or loss on the warrant will be treated as ordinary income or loss pursuant to certain rules relating to foreign currency instruments under Section 988 of the Code unless, before the close of the day on which you acquire the warrant, you make a valid election to treat such gain or loss as capital gain or loss pursuant to the applicable Treasury regulations.

To make this election, you must, in accordance with the detailed procedures set forth in the regulations under Section 988, either (a) clearly identify the warrant on your books and records on the day you acquire it as being subject to such an election and file the relevant statement verifying such election with your federal income tax return or (b) obtain “independent verification” of the election. You should consult your tax adviser regarding these procedures. Assuming that you make a valid election, your gain or loss on the warrant should be capital gain or loss and should be long-term capital gain or loss if you hold the warrant for more than one year. The deductibility of capital losses is subject to limitations. If you do not make a valid election under Section 988, special reporting rules could apply if your ordinary losses under Section 988 exceed a specified threshold. The application of these rules and procedures to a warrant linked in part but not solely to a foreign currency or a basket or index of foreign currencies will be discussed in the relevant pricing supplement.

Tax Consequences to Non-U.S. Holders

You generally are a “non-U.S. holder” if, for U.S. federal income tax purposes, you are a beneficial owner of a warrant and are: (i) a nonresident alien individual; (ii) an entity treated as a foreign corporation; or (iii) a foreign estate or trust.

This discussion does not describe considerations applicable to a beneficial owner of a warrant who is (i) an individual present in the United States for 183 days or more in the taxable year of disposition of the warrant or (ii) a former citizen or resident of the United States, if certain conditions apply. If you are a potential investor to whom such considerations might be relevant, you should consult your tax adviser.

Subject to the discussion below under “—Additional Withholding Tax Considerations,” any gain from the exercise of a warrant or its prior taxable disposition generally will not be subject to U.S. federal withholding or income tax unless the gain is effectively connected with your conduct of a trade or business in the United States.

If you are engaged in a trade or business in the United States, and income or gain from a warrant is effectively connected with your conduct of that trade or business (and, if an applicable treaty so requires, is attributable to a permanent establishment in the United States), you generally will be taxed in the same manner as a U.S. holder. If this paragraph applies to you, you should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of the note, including the possible imposition of a 30% branch profits tax if you are a corporation.

Additional Withholding Tax Considerations.

In the event that the payment on a warrant depends in part on dividends paid by a U.S. issuer of a stock that constitutes or is included in the relevant warrant property, recently proposed regulations under Section 871(m) of the Code could adversely affect the tax consequences of owning and disposing of the warrant after December 31, 2013. These proposed regulations would in certain circumstances impose a withholding tax at a rate of 30% (subject to reduction under an applicable treaty) on amounts, attributable to U.S.-source dividends, that are paid or “deemed paid” on certain financial instruments (“dividend equivalents”). While significant aspects of the application of these proposed regulations to the warrants are uncertain, if they were finalized in their current form, we (or other withholding agents) might determine that warrants beneficially owned by you after December 31, 2013 are subject to withholding tax with respect to dividend equivalents or that you must provide information to establish that withholding is not required. We will not pay additional amounts on account of any such withholding tax.

Legislation generally referred to as FATCA, as interpreted in proposed regulations (which are not effective as of the date of this product supplement) and other published guidance, will generally impose, with respect to obligations issued after December 31, 2012, a withholding tax of 30% on payments to certain foreign entities (including financial intermediaries) of (i) “dividend equivalents” (described above) after December 31, 2013 and (ii) the proceeds of taxable dispositions after December 31, 2014, of instruments that can give rise to “dividend equivalents,” unless various U.S. information reporting and due diligence requirements have been satisfied. The reporting and diligence requirements of the regime, which are potentially quite burdensome, generally relate to determining whether interests in or accounts with such foreign entities are owned by U.S. persons. We will not pay additional amounts on account of any such withholding tax.

Information Reporting and Backup Withholding

Cash proceeds received from a disposition (including cash settlement) of a warrant may be subject to information reporting, and may also be subject to backup withholding at the rate specified in the Code unless you provide certain identifying information (such as a correct taxpayer identification number, if you are a U.S. holder) and otherwise satisfy the requirements of the backup withholding rules. If you are a non-U.S. holder and you provide a properly completed Form W-8 appropriate to your circumstances, you will generally establish an exemption from backup withholding. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

The U.S. federal income tax discussion set forth above does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances. You should consult your tax adviser regarding the application of U.S. federal tax laws in your particular circumstances, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

TAXATION BY GERMANY OF NON-RESIDENT HOLDERS

The following is a general discussion of certain German income tax consequences of the acquisition, ownership and disposition of the warrants to original purchasers of the warrants. This summary is based on the laws currently in force and as applied in practice on the date of this document, which are subject to change, possibly with retroactive effect. This discussion does not purport to be a complete, exhaustive or final summary of the tax law and practice currently applicable in the Federal Republic of Germany. Investors or other interested parties should obtain individual tax advice in connection with the acquisition and holding, as well as the sale or repayment, of warrants.

Income from Warrants. Income received upon the exercise, sale or other disposition of the warrants by individuals who are not tax residents of the Federal Republic of Germany (i.e., persons who have neither their residence nor their customary place of abode in the Federal Republic of Germany) or by corporations that do not maintain their statutory seat or principal place of management in the Federal Republic of Germany is generally not subject to taxation in the Federal Republic of Germany, unless the warrants form part of the business property of a permanent establishment, including a permanent representative, or a fixed base maintained in Germany by the holder of the warrants.

German Withholding Tax. If cash proceeds from the exercise, sale or other disposition of a warrant that is kept or administered in a German securities deposit account by a German bank or a German financial services institution (which term includes a German branch of a foreign bank or a foreign financial services institution but excludes a foreign branch of a German bank or a German financial services institution), a German securities trading enterprise or a German securities trading bank are received by a person who is not a resident of the Federal Republic of Germany but who (i) is taxable in the Federal Republic of Germany with respect to certain German source income, and if, according to German tax law, such cash proceeds fall into a category of taxable income from German sources that is subject to a limited income tax liability (e.g., income effectively connected with a German trade or business) or (ii) does not provide evidence of the fact that he is not subject to taxation in Germany, such cash proceeds are subject to a withholding tax of 25% (plus a 5.5% solidarity surcharge (Solidaritätszuschlag) thereon, so that the effective rate of withholding is 26.375%). However, if the warrants are business assets of a German business establishment and the holder files a corresponding declaration with the financial institution acting as a paying agent, cash proceeds from the exercise, sale or other disposition of the warrants will not be subject to the withholding tax.

Other Taxes. No estate, inheritance or gift taxes with respect to any warrant will arise under the laws of the Federal Republic of Germany if, in the case of estate and inheritance taxes, both the decedent and the beneficiary, and, in the case of gift taxes, both the donor and the donee, are non-residents of the Federal Republic of Germany and such warrant is not attributable to a permanent establishment in the Federal Republic of Germany. A non-resident is considered a German resident for German gift and inheritance taxation purposes if he is a German citizen and has not spent more than five consecutive years outside Germany without maintaining a residence in Germany. No stamp, issue, registration or similar taxes or duties will be payable in the Federal Republic of Germany in connection with the issuance, delivery or execution of the warrants.

BENEFIT PLAN INVESTOR CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), including entities such as collective investment funds, partnerships and separate accounts whose underlying assets include the assets of such plans (collectively, “ERISA Plans”) should consider the fiduciary standards of ERISA in the context of the ERISA Plans’ particular circumstances before authorizing an investment in the warrants. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the ERISA Plan.

In addition to ERISA’s general fiduciary standards, Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans, as well as plans (including individual retirement accounts and Keogh plans) subject to Section 4975 of the Code (together with ERISA Plans, “Plans”), from engaging in certain transactions involving the “plan assets” of such Plans with persons who are “parties in interest” under ERISA or “disqualified persons” under Section 4975 of the Code (in either case, “Parties in Interest”) with respect to such Plans unless exemptive relief is available under a statutory or administrative exemption. Such Parties in Interest could include, without limitation, us, the warrant agent, the Depositary or any of our or their respective affiliates. Parties in Interest that engage in a nonexempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and Section 4975 of the Code. Thus, a plan fiduciary considering an investment in the warrants should also consider whether such investment might constitute or give rise to a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code. For example, the warrants might be deemed to represent a direct or indirect sale of property, extension of credit or furnishing of services between a Party in Interest and an investing Plan which would be prohibited unless exemptive relief were available under an applicable exemption.

Certain prohibited transaction class exemptions (“PTCEs”) issued by the U.S. Department of Labor may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the warrants. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers). In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code may provide a limited exemption for the purchase and sale of the warrants and the related lending transactions, provided that neither the Party in Interest nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of the Plan involved in the transaction, and provided further that the Plan pays no more, and receives no less, than adequate consideration in connection with the transaction (the so-called “service provider exemption”). There can be no assurance that any of these statutory or class exemptions will be available with respect to transactions involving the warrants.

Accordingly, unless otherwise provided in the applicable pricing supplement, the warrants may not be purchased or held by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchaser or holder is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the service provider exemption.

The fiduciary investment considerations summarized above generally do not apply to governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) (collectively, “Non-ERISA Arrangements”. However, these Non-ERISA Arrangements may be subject to similar provisions under applicable federal, state, local, non-U.S. or other regulations, rules or laws (“Similar Laws”). The fiduciaries of plans subject to Similar Laws should also consider the foregoing issues in general terms as well as any further issues arising under any applicable Similar Laws.

Each purchaser or holder of the warrants or any interest therein will be deemed to have represented and warranted, on each day such purchaser or holder holds such warrants, that either (a) it is not a Plan or a Non-ERISA Arrangement and it is not purchasing or holding such warrants on behalf of or with “plan assets” of any Plan or Non-ERISA Arrangement or (b) its purchase and holding of such warrants are eligible for exemptive relief under Section 406 of ERISA and Section 4975 of the Code and will not result in a violation of any Similar Law.

Due to the complexity of the applicable rules, it is particularly important that fiduciaries or other persons considering purchasing the warrants on behalf of any Plan or Non-ERISA Arrangement consult with their counsel prior to purchasing the warrants.

The warrants are contractual financial instruments. The financial exposure provided by the warrants is not a substitute or proxy for, and is not intended as a substitute or proxy for, individualized investment management or advice for the benefit of any purchaser or holder of the warrants. The warrants have not been designed and will not be administered in a manner intended to reflect the individualized needs and objectives of any purchaser or holder of the warrants.

Each purchaser or holder of any warrants acknowledges and agrees that:

(i)

the purchaser or holder or its fiduciary has made and shall make all investment decisions for the purchaser or holder and the purchaser or holder has not relied and shall not rely in any way upon us or any of our affiliates to act as a fiduciary or adviser of the purchaser or holder with respect to (A) the design and terms of the warrants, (B) the purchaser or holder’s investment in the warrants, (C) the holding of the warrants, or (D) the exercise of or failure to exercise any rights we or our affiliate have under or with respect to the warrants;

(ii)	we and our affiliates have acted and will act solely for our own account in connection with our obligations under the warrants;

(iii)

any and all assets and positions relating to hedging transactions by us or any of our affiliates are assets and positions of those entities and are not assets and positions held for the benefit of the purchaser or holder;

(iv)	our interests and the interests of our affiliates are adverse to the interests of the purchaser or holder; and

(v)

neither we nor any of our affiliates is a fiduciary or adviser of the purchaser or holder in connection with any such assets, positions or transactions, and any information that we or any of our affiliates may provide is not intended to be impartial investment advice.

Each purchaser and holder of the warrants has exclusive responsibility for ensuring that its purchase and holding of the warrants does not violate the fiduciary or prohibited transaction rules of ERISA, Section 4975 of the Code or any applicable Similar Laws. The sale of any warrants to any Plan or Non-ERISA Arrangement is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by Plans or Non-ERISA Arrangements generally or any particular Plan or Non-ERISA Arrangement, or that such an investment is appropriate for Plans or Non-ERISA Arrangements generally or any particular Plan or Non-ERISA Arrangement.

PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We are offering the warrants on a continuing basis through DBSI and DBTCA (to the extent either or both of them is named in the applicable pricing supplement), which we refer to individually as an “agent” and together as the “agents.” In addition, we may offer the warrants through certain other agents to be named in the applicable pricing supplement. Any offering through DBSI and DBTCA will be conducted separately pursuant to separate distribution agreements. DBSI and DBTCA will not join together in any syndicate or group for the purpose of selling the warrants to investors, and will not grant or receive any selling concessions, discounts or other allowances to or from each other with respect to the distribution of the warrants. DBTCA is not a member of FINRA and, accordingly, is not subject to FINRA’s rules or supervisory authority. DBSI is a FINRA member and is subject to FINRA’s rules and supervision.

The agents will act on either a reasonable efforts or firm commitment basis to solicit offers to purchase the warrants. Unless otherwise indicated in the applicable pricing supplement, the agents will act on a reasonable efforts basis. We will have the sole right to accept offers to purchase the warrants and may reject any offer in whole or in part. Each agent may reject, in whole or in part, any offer it solicited to purchase warrants. We will pay an agent, in connection with sales of the warrants resulting from a solicitation that agent made or an offer to purchase the agent received, a commission set forth in the applicable pricing supplement.

We may also sell the warrants to an agent (other than DBTCA) as principal for its own account at discounts to be agreed upon at the time of sale within the range of the commissions as disclosed in the applicable pricing supplement. That agent may resell the warrants to investors and other purchasers at a fixed offering price or at prevailing market prices, or prices related thereto at the time of resale or otherwise, as that agent determines and as we will specify in the applicable pricing supplement.

An agent may offer the warrants it has purchased as principal to other dealers. That agent may sell the warrants to any dealer at a discount and, unless otherwise specified in the applicable pricing supplement, the discount allowed to any dealer will not be in excess of the discount that agent will receive from us. After the initial public offering of warrants that an agent is to resell on a fixed public offering price basis, the agent may change the public offering price, concession and discount.

Each of the agents may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”). We and the agents have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, or to contribute to payments made in respect of those liabilities. We have also agreed to reimburse the agents for specified expenses.

To the extent the total aggregate principal amount of warrants offered pursuant to a pricing supplement is not purchased by investors, one or more of our affiliates may agree to purchase for investment the unsold portion. As a result, upon completion of an offering, our affiliates may own up to approximately 10% of the warrants offered in that offering.

Unless otherwise provided in the applicable pricing supplement, we do not intend to apply for the listing of these warrants on a national securities exchange, but have been advised by DBSI that it may make a market in the warrants, as applicable laws and regulations permit. DBSI is not obligated to do so, however, and it may discontinue making a market at any time without notice. No assurance can be given as to the liquidity of any trading market for the warrants.

Conflicts of Interest. DBSI and DBTCA are wholly owned indirect subsidiaries of the Bank. Because DBSI is both our affiliate and a member of FINRA, any distribution by DBSI of the warrants offered hereby will be made in compliance with the applicable provisions of FINRA Rule 5121 regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. Among other things, FINRA Rule 5121 may require that a “qualified independent underwriter” participate in the preparation of the relevant pricing supplement and exercise the usual standards of “due diligence” with respect thereto. The qualified independent underwriter participating in any particular offering will be named in the applicable pricing supplement. In addition, DBSI may not make sales in offerings of the warrants to any of its discretionary accounts without the prior written approval of the customer.

Following the initial distribution of the warrants, each agent may offer and sell the warrants in the course of its business as a broker-dealer. An agent (other than DBTCA, which would only act as an agent) may act as principal or agent in those transactions and will make any sales at varying prices related to prevailing market prices at the time of sale or otherwise. The agents may use this prospectus supplement in connection with any of those transactions. No agent is obligated to make a market in any of the warrants and any agent that does make a market may discontinue doing so at any time without notice.

In order to facilitate the offering of the warrants, the agents may engage in transactions that stabilize, maintain or otherwise affect the price of the warrants or any other securities the prices of which may be used to determine payments on the warrants. Specifically, the agents may sell more warrants than they are obligated to purchase in connection with the offering, creating a short position for their own accounts. A short sale is covered if the short position is no greater than the number or amount of warrants available for purchase by the agents under any overallotment option. The agents can close out a covered short sale by exercising the overallotment option or purchasing the warrants in the open market. In determining the source of warrants to close out a covered short sale, the agents will consider, among other things, the open market price of the warrants compared to the price available under the overallotment option. The agents may also sell the warrants or any other warrants in excess of the overallotment option, creating a naked short position. The agents must close out any naked short position by purchasing warrants in the open market. A naked short position is more likely to be created if the agents are concerned that there may be downward pressure on the price of the warrants in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the agents may bid for, and purchase, the warrants or any other securities in the open market to stabilize the price of the warrants or of any other securities. Finally, in any offering of the warrants, the underwriting syndicate or lead underwriter may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the warrants in the offering, if the syndicate or lead underwriter repurchases previously distributed warrants to cover syndicate short positions or to stabilize the price of the warrants. Any of these activities may raise or maintain the market price of the warrants above independent market levels or prevent or retard a decline in the market price of the warrants. The agents are not required to engage in these activities, and may end any of these activities at any time.

Concurrently with the offering of any warrants through the agents, we may issue other warrants under the Warrant Agreement referred to in this prospectus supplement.

LEGAL MATTERS

Certain legal matters with respect to United States and New York law with respect to the validity of the warrants will be passed upon for the Bank by Cleary Gottlieb Steen & Hamilton LLP. Certain legal matters with respect to German law will be passed upon for the Bank by Group Legal Services of the Bank. Davis Polk & Wardwell LLP will pass upon certain legal matters with respect to United States and New York law with respect to the validity of the warrants for any underwriters, dealers or selling agents. Cleary Gottlieb Steen & Hamilton LLP and Davis Polk & Wardwell LLP have in the past represented the Bank and its affiliates and continue to represent the Bank and its affiliates on a regular basis and in a variety of matters.